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                              May 12, 2022

       Kuk Hyoun Hwang
       Chief Executive Officer
       Bellevue Life Sciences Acquisition Corp.
       10900 NE 4th Street, Suite 2300
       Bellevue, WA 98004

                                                        Re: Bellevue Life
Sciences Acquisition Corp.
                                                            Amended
Registration Statements on Form S-1
                                                            Filed May 10, 2022
                                                            File No. 333-264597

       Dear Mr. Hwang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2021 letter.

       Amended Registration Statement on Form S-1 filed May 10, 2022

       General

   1.                                                   We note the response to
comment 1 that you have registered the common stock
                                                        underlying the
warrants. Please reconcile with the risk factor on page 49 that "we are not registering the shares
of common stock issuable upon exercise of the warrants under the
                                                        Securities Act."
Similarly, we note disclosure on page 12 indicating your intent to register the common stock
underlying warrants promptly following consummation of the initial business combination.
   2. Please reconcile the amount per share to be placed in the trust. The prospectus cover page reflects $10.10 per
share. However, the summary on page 15 and elsewhere in the
                                                        prospectus reflect $10
per share.
 Kuk Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
May 12, 2022
Page 2
3. We note the disclosure on page 16 regarding the repayment of a promissory note of
         $3,400,000 between your sponsor and BCM Europe which promissory note is convertible at the election of either our sponsor or BCM Europe into 680,000 founder shares on or after the commencement of this offering, and the related transactions disclosure on page
         129 that your sponsor entered into a promissory note with BCM Europe in the principal amount of $3,400,000 with a maturity date of December 9, 2023 (the
BCM Europe
         Note   ). The proceeds of the BCM Europe Note were used to fund your
sponsor   s purchase
         of the placement units. On or after the consummation of this offering, the BCM Europe
         Note is convertible at the election of either our sponsor or BCM Europe into 680,000 founder shares. Please clarify whether Bellevue Life Sciences is a party to this agreement. If so, please file as an exhibit. If not, please explain how Bellevue Life
         Sciences is bound to issue the additional founders shares. Lastly, please provide clear disclosure throughout the prospectus, including the prospectus cover page, the amount of shares of common stock outstanding after the offering, the beneficial ownership table, and risk factors. Clearly reflect the additional dilution to the purchasers in the IPO as a result of this conversion of debt into additional shares.
4. We note the disclosure on page 67 that immediately prior to closing of this offering, the principal amount of promissory notes used to pay offering expenses and held by the sponsor will be cancelled as part of the private placement and exchanged for 50,000 placement units. Please revise the amount of units and common stock outstanding after the offering throughout the prospectus and the beneficial ownership table to reflect this in the number of shares beneficially owned after the offering.
Exhibits

5. Please file the signed legality opinion. In addition, please remove the assumptions "that any entity that is a party to any of the documents reviewed by us has been duly organized, incorporated or formed, and is validly existing and, if applicable, in good standing under the laws of its respective jurisdiction of organization, incorporation or formation," "the due authorization, execution and delivery by each party thereto of each document reviewed by us," "that any amendment or restatement of any document reviewed by us has been accomplished in accordance with, and was permitted by, the relevant provisions of applicable law and the relevant provisions of such document (and/or any other applicable document) prior to its amendment or restatement from time to time," and "that, on the date of exercise of the Public Warrants, the Company will have sufficient authorized and unissued shares of its Common Stock issuable upon the exercise of such Public Warrants
FirstName LastNameKuk Hyoun Hwang
       to provide for the issuance of the Warrant Shares issuable thereunder,"
as
Comapany
       theseNameBellevue
             assumption areLife   Sciences
                              overly  broadAcquisition
                                             and assumeCorp.
                                                         material facts
underlying the opinion. For
May 12,guidance,
         2022 Pagesee2Staff Legal Bulletin 19.II.b.3(a).
FirstName LastName
 Kuk Hyoun Hwang
FirstName  LastNameKuk   Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany
May        NameBellevue Life Sciences Acquisition Corp.
     12, 2022
May 12,
Page 3 2022 Page 3
FirstName LastName
        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Gary J. Kocher